UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35496

SUMMER ENERGY HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

5847 San Felipe Street #3700
Houston, Texas 77057
(Address, including zip code, of registrant’s principal executive offices)

(713) 375-2790

(Telephone number, including area code of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)☒

Rule 12g-4(a)(2)☐

Rule 12h-3(b)(1)(i)☒

Rule 12h-3(b)(1)(ii)☐

Rule 15d-6☐

Rule 15d-22(b)☐

Approximate number of holders of record as of the certification or notice date: 144

Pursuant to the requirements of the Securities Exchange Act of 1934 Summer Energy Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SUMMER ENERGY HOLDINGS, INC.

Date: February 5, 2021	By:	/s/ Jaleea P. George
Jaleea P. George Chief Financial Officer